Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Reynolds American Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-117813, 333-117814, 333-117815, and 333-159009) on Form S-8 of Reynolds American Inc. of our reports dated June 15, 2010, with respect to the statements of net assets available for benefits as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and supplemental schedules as of December 31, 2009, which reports appear in the December 31, 2009, annual report on Form 11-K of the Reynolds American Capital Investment Plan and the Puerto Rico Savings & Investment Plan.
/s/ KPMG LLP
Greensboro, North Carolina
June 15, 2010